*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity: ALLIED GOLD LIMITED** | |
| **ACN: 104 855 067** | |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of director** | JEFFREY MOORE |
| **Date of last notice** | 18 June 2007 |
| **Date that director ceased to be director** | 16 July 2008 |

### Part 1 – Director's relevant interests in securities of which the director is the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| |
|---|
| **Number & class of securities** |
| 800,000 Fully Paid Ordinary Shares. |

### Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest | **Number & class of securities** |
|---|---|
| **Nil** | Nil |

### Part 3 – Director's interests in contracts

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | N/A |
| **Name of registered holder (if issued securities)** | N/A |
| **No. and class of securities to which interest relates** | N/A |

+ See chapter 19 for defined terms.